July 22, 2005

      Mail Stop 4561

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust, Inc.
4343 Von Karman Avenue
Newport Beach, CA 92660

Re:	KBS Real Estate Investment Trust, Inc.
	Registration Statement on Form S-11
      Filed June 23, 2005
      Registration No. 333-126087

Dear Mr. Schreiber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-11

General
1. Please provide us with any gatefold information such as
pictures,
graphics, or artwork that will be used in the prospectus.
2. Please submit to us any promotional materials and sales
literature
before first use.   We note your discussion of sales materials on
page 133 and the use of information relating to this offering, the past performance of KBS programs managed by affiliates of your advisor, property brochures, articles, and publications concerning real estate. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to
Item 19.D. of Industry Guide 5.
3. Please revise to include the information required by Item 404 of
Regulation S-K, including the ownership interest of your executives in your Advisor.

Cover Page
4. Please confirm that your cover page will note exceed one page.
5. Please disclose on the cover page and in the "best efforts" discussion in the summary on page 15 that purchases of shares by your advisors and their affiliates may count toward satisfaction of the minimum offering amount as mentioned on page 16. Disclose also whether your directors or executive officers, who are also executive officers of your advisor, may purchase shares to reach the minimum offering amounts and indicate that any of the above referenced parties are purchasing for investment purposes only and not for resale. In addition, disclose any special arrangements granted to these parties such as a discounted purchase price (net of commissions) and disclose the number of shares they may purchase.
6. As a related matter, please clarify that investors should not expect that the sale of shares to reach the minimum indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.
7. Please also state whether the advisor, dealer manager, or their affiliates will be purchasing shares for investment purposes or with a view toward distribution.
8. Tell us what plans the advisor, dealer manager, and their affiliates have regarding the resale of the shares acquired to meet the minimum threshold in the offering. We note that the resale of any shares received by them other than as compensation for their services may require registration under the securities laws.
9. Please expand to briefly describe the volume discounts as mentioned on page 126.
10. Please revise the 2nd bullet point to disclose that your total assets consist of only $200,000 in cash.



11. Please revise the 5th bullet point to disclose the conflicts with your advisor, including the ownership of your advisor by your President, Mr. Bren and your CEO, Mr. Schreiber, and the fact that they also serve as executive officers of your advisor.
12. Please expand the bullet point risk factors to discuss the following risks:

* The amount of leverage authorized by your charter and that such leverage may reduce the amount of distributions to investors. We note disclosure concerning your borrowing policy on page 75 as distinct from section 9.8 of your Articles of Amendment and Restatement indicating that you may borrow up to 300% of net assets.

* That the your advisor and its affiliates may have incentive to recommend risky or speculative investments because their fee is equal to a percentage of the purchase price of real estate assets and a percentage of average invested assets.

* That there are restrictions on ownership of shares such as the
9.8%
volume restriction mentioned on page 15.

* That your organizational documents permit you to pay dividends from any source, including from the net proceeds of this offering, which would constitute a return of capital

* That the purchase price of the securities was arbitrarily determined and that it is NOT based on the market value of the securities, the net value of the assets, or the expected operating income of the REIT
13. To the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary Risk Factors or in the Risk Factor section.
14. Revise the cover page so that the footnote to the table appears on the outside front cover page of the prospectus, immediately below the table.
15. Please revise the last sentence to disclose the timing of the release of funds from escrow if the minimum offering is not sold, and whether any fees will be charged on funds returned. Provide similar disclosure in the Subscription Procedures section on page 130. Please note that all or a specified part of the consideration paid must be promptly refunded to the purchaser. Refer to Rule 10b-9 of the Securities and Exchange Act.


Summary
16. Please revise to include a summary discussion of the use of proceeds and include disclosure of the percentage that will be available for investment after deducting organizational and offering expenses, selling commissions and dealer manager fees and acquisition fees.
17. Please disclose the maximum leverage that you expect to use as a whole and how that may differ for individual properties.
Reference
is made to Item 3 of Guide 5.
18. Please revise to delete repetitive disclosure in the summary and to delete disclosure that is more appropriately located in the latter part of your document such as the executive biographies.
19. Please revise to eliminate cross-references from the summary.

What are your investment objectives? Page 2
20. Please revise to explain how an investor`s capital contribution will be returned. Please balance this disclosure with the disclosure that you do not expect that there will be a market for the shares and that there is no assurance that an investor will receive any dividends.

May you invest in anything other than real property? Page 8
21. Please revise to disclose that there are no limitations on the amount that you may invest in any type of permitted investment.

What conflicts of interest will your advisor face?  Page 9
22. Please revise to include a discussion that the fee agreement was not negotiated at arms length and a discussion of the conflicts regarding the termination provision of the advisory agreement.
23. We are unable to view the organization chart that you indicate appears on page 10. Please advise.

What are the fees that you will pay to the advisor and its affiliates in connection with this offering? Page 10
24. Please expand your discussion regarding compensation here and in your management compensation section beginning on page 55 to include estimates for the minimum threshold offering amount. We note that at the time you break escrow, investors will be basing their decisions on the offering amounts raised at that date. You may update disclosure to reflect changes in the amounts raised at a later date.
Refer to Item 4 of Guide 5.
25. Please disclose what other items constitute organization and offering expenses in the table.
26. Expand the reimbursement discussion to disclose that you will reimburse your advisor for expenses related to retail conferences and issuer educational conferences involving participating broker dealers as noted in your plan of distribution section. Your disclosure should specify the items subject to reimbursement for unaffiliated broker dealer related activities. Please provide similar disclosure in your compensation section beginning on page 50.
27. As a related matter, please disclose whether you intend to pay any stock based compensation to any broker dealers as incentive for the sale of the securities. We note disclosure on page 50 indicating that you expect to grant awards to employees of your advisor or any of the employees of entities that provide services to you, your independent directors, managers, or directors of the advisors or entities that provide services to you, and consultants to you or your advisor.
28. Please describe what constitutes "substantial assistance in connection with the sale of properties" and disclose who will make the determination for fees paid in that regard.

If I buy shares, will I receive dividends to stockholders? Page 13
29. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets, borrow funds, or use the proceeds of this offering in order to make distributions. Please also revise to clarify that you may make distributions that include a return of capital.

How does a "best efforts" offering work? Page 15
30. Please revise to disclose that if you do not reach the minimum amount you will return investor`s funds.

What happens if you don`t raise at least $2,500,000 in gross proceeds? Page 16
31. We note the refund feature for Pennsylvania investors if you do not reach the $66.7 million threshold within 120 days of the date you first accept a subscription payment from a Pennsylvania investor.

a. Please tell us why the minimum threshold amounts differ for Pennsylvania investors.

b. Disclose on the cover page the differing minimum threshold requirements. Please revise to disclose on the cover page that funds may be returned to Pennsylvania investors where the $66.7 million dollar minimum is not reached within the specified time period.

c. Disclose whether the funds from Pennsylvania investors will count toward satisfaction of the $2.5 million minimum threshold given that the funds will be held in escrow until the $66.7 million dollar amount is reached. Please tell us the mechanics of returning funds to investors in the event you reach the $2.5 million minimum which may include amounts received from Pennsylvania investors but you do not ultimately reach the $66.7 minimum.
32. Please revise to include a tabular summary of the use of proceeds. Refer to Item 3.B. and Appendix I of Guide 5.

Risk Factors
33. We note that you may invest in "mezzanine debt," "mortgage-backed" securities and other "structured finance investments," second mortgages, wraparound mortgages, construction loans, and loans on
leasehold interests.   Please discuss in separately captioned risk
factors the risks associated with each of your permitted types of investments and any impact on distributions to investors from the risks.

General Risks Related to Real Estate Investments, page 31
34. Please revise to include separate risk factor disclosure discussing the risks of each type of investment in which you may invest. We note that you may invest in mezzanine debt, mortgage-backed securities and other structured finance investments, and mortgage loans.

The cost of complying with governmental laws and regulations may reduce our net income...page 34
35. We note from the penultimate paragraph of this risk factor your reference to recently amended governmental laws and regulations that may require you to incur material expenditures. Please revise to more specifically disclose the nature of the amendments to which you refer and why you may incur material expenditures from compliance with these amendments.


Use of Proceeds-Page 41
36. Disclose your policy with respect to using proceeds from the offering for paying distributions to investors.

Management -Beginning on Page 45
37. We note from the second paragraph in this section that serving as a director of, or having an ownership interest in, another KBS sponsored program will not, by itself, preclude independent-director status. Please disclose what, if any, ownership interest the independent board members of the registrant may have in other KBS sponsored programs. Please also disclose whether any of those members also serve as board members for another KBS-sponsored program.

Executive Officers and Directors, page 47
38. Please quantify here and in the summary the ownership interest of your officers and directors in your advisor, dealer manager, and its affiliates.
39. We note your statement that "during his 11-year tenure, SunAmerica`s stock performance led the industry and its stock was one of the top performers on the New York Stock Exchange." Please revise to delete this statement since Mr. McMillan`s role in such performance is unclear and this would not be the appropriate place to discuss such role.

Management Compensation, page 55
40. Expand to disclose here and in the summary the incentive based stock compensation that may be received by employees of your advisor as described on page 50. Disclose also whether stock based compensation will count toward the limits imposed by your charter on fees paid to your advisors.

Investment Objectives and Criteria-Beginning on Page 66

Acquisition and Investment Policies
41. Disclose whether you intend to hold both your "core investment" and "enhanced return" properties for the five to seven years mentioned on page 69 since it appears that a longer period of time may be required to stabilize the enhanced return property investment prior to a sale.




Investment Decisions and Asset Management: The KBS Approach, page
69
42. In the first bullet point on page 70, tell us further how your research strategy creates a "competitive advantage" in your investments through the availability of real time market data and proprietary operational information. It is unclear how you obtain proprietary operational information that would not be available to your competitors.

Investing in and Originating Mortgage Loans and Other Real Estate-Related Investments-Page 71
43. Discuss also whether you have any safeguards in place to minimize risks related to any purchase of raw land, or to-be constructed properties. For example, disclose whether you will you obtain any rent-up clauses, cash flow guarantees, or surety bonds.

Borrowing Policies, page 75
44. Disclose whether you may borrow funds from your sponsor or its affiliates to purchase property and describe the terms for such borrowing and any risks involved in the risk factor section and conflicts of interest section of your document.

Plan of Operation-beginning on page 78

Competition, page 79
45. Clarify here that some of your biggest competitors are other real estate programs established and managed by your sponsor and its affiliates.

Liquidity and Capital Resources, page 79
46. Disclose here that your total assets currently consist of $200,000 in cash and that that you may borrow up to 300% of your net assets in the future.

Prior Performance, page 83
47. We note from the footnotes to the prior performance tables that four of the single-account programs were structured pursuant to Investment Management Agreements under which funds are raised from an institutional investor "as assets are identified pursuant to an Investment Management Agreement between KBS Advisors and an institutional investor." Under the Investment Management Agreement, when KBS Advisors identifies properties for investment, KBS Advisors notify the institutional investor and if the investor agrees to purchase the identified properties then Advisors invests funds on behalf of the investor, manages the assets in the investor`s portfolio and ultimately sells the assets on behalf of the investor.
It appears that five of the single account programs are structured as limited partnerships with a limited partnership agreement under which the single account limited partner makes additional contributions if the partnership purchases additional properties, but is under no obligation to make additional capital contributions. In order to determine whether these programs are programs in which the sponsor raised funds from passive investors and are therefore the type of programs contemplated to be disclosed in the prior performance tables, please provide us with a copy of the management agreements and the limited partnership agreements regarding the single-client accounts.
48. Please expand your statement that each of the 17 funds have or had investment objectives that are similar to yours. We note that you state that each of the funds have focused on acquiring a diverse portfolio of real estate investments. Please revise to disclose all factors considered in determining that the prior programs had investment objectives similar to the registrant. In this connection we note that Table II discloses that no partnership or asset management fees were paid in these prior programs. Please revise to discuss differences in the fees paid in prior programs and this program.
49. The charts mentioned in your disclosure are not pictured, please provide the staff with copies of the charts that you intend to use in this section.
50. We note that you have highlighted an example of the prior performance of one of your single-client separate accounts that received $766 million in interest and fees and $906 million in principal and have highlighted the estimated market value of the mortgage-backed securities held by this program. Similarly we note your statement that the properties owned by prior programs have generated $4.5 billion in operating cash flow and sales proceeds and you have estimated the market value of the properties still held by these programs. Please revise to present a more balanced summary of the results of operations of all programs as disclosed in Table III.
Also, please expand the disclosure to discuss in narrative form any major adverse business developments or conditions that were experienced by any of your prior programs. We note from table III of your performance tables that distributions exceeded cash flow from operations during certain periods of operation in the prior programs.
Refer also to Item 8.A.2. of Guide 5.







Federal Tax Considerations-Page 89
51. Please revise here and in the risk factor on page 38 to reflect that you have received an opinion of counsel. The opinion must speak as of the effective date and you must file a signed opinion prior to effectiveness.
52. Please revise to clarify which portions of this section are the opinions of counsel. We may have further comments when we review your tax opinion.

Proposed Share Redemption Program-Page 117
53. We note that you do not plan on adopting a share redemption program during this offering or any subsequent offering unless you obtain exemptive relief from the rules restricting issuer purchases during distribution but that you may never obtain such relief. You then go on to describe the share redemption program that would be effective upon adoption by your board. Please tell us how you will inform investors that the share redemption program has been implemented. If you do not intend to implement the repurchase program in the near future, expand your risk factor disclosure on the cover page to state that the shares would not be subject to repurchase by the company until one year after the offering is
complete, which could be several years away.   Further, please
revise
to explain whether and when you will seek an exemption from the restrictions on activities by issuers during distributions of securities set forth in Regulation M and please tell us whether you have already applied for an exemptive order. See CNL American Properties Fund, Inc., (Letter dated August 13, 1998) and T REIT Inc.
(Letter dated June 4, 2001).

Plan of Distribution-beginning on page 123
54. We note that KBS Holdings is acquiring the equity of MPartners Securities. Please include the information required by Item
508(b)
regarding new underwriters.

55. When available, please provide us with copies of the materials the dealer manager plans to use in connection with the directed share program. Please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the dealer manager have notified or will notify the directed share investors, including the types of communications used or to be used.
Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us, for example, whether directed share purchasers are required to establish accounts before the effective time, and, if so, whether funds are put in newly established brokerage accounts before the effective date.
56. Please tell us what steps the company, your advisor, dealer manager, or participating broker dealers may take to ensure that investors receive the benefits of any volume discounts. We note your statement that you are not responsible for failing to combine purchases where an investor fails to mark the Additional Investment space on the subscription agreement.

Consolidated Balance Sheet

Notes to Consolidated Balance Sheet

Summary of Significant Accounting Policies

Organizational, Offering and Related Costs, page F-8
57. We note your disclosure that the Advisor has incurred approximately $785,000 of organizational and offering costs as of the balance sheet date and that such amounts were not recorded within the balance sheet. Please help us to further understand your position of not recording these amounts as of the balance sheet date, including your consideration of SFAS 5. Specifically advise us whether the execution of the Advisory Agreement is virtually assured with the terms disclosed throughout this filing or tell us what major issues are under consideration. Additionally, please help us to understand what you mean by the terms related to the reimbursement of organizational and offering costs are still yet to be determined. Please advise when these matters will be addressed.

Related Party Transactions, page F-11
58. We note your disclosure that certain key agreements have not been finalized as of June 15, 2005. Provide a subsequent events footnote that updates the financial statement disclosure. Specifically disclose the related party fees that will be earned by the advisor and its affiliates during the offering, acquisition and operational stages. Additionally, disclose the ceiling on operating expenses disclosed on page 57 within the notes to the financial statements.








Performance Tables
59. Please disaggregate the prior program disclosure in the tables such as that contained in column 3 of table II or tell us why you have grouped together prior program disclosure in some of the tables.
Cite any authority supporting your presentation of prior performance information.
60. Please expand the introductory paragraph for the tables to disclose the factors considered in determining that the prior programs had investment objectives similar to the registrant.
61. Please update your prior performance tables to include information for the year 2004 that was not yet available as of the original filing on Form S-11.

Table III
62. We note that Table III reflects some years of programs in which
amounts were distributed in excess of cash generated from
operations
and sales.  For each of those years and programs you have
reflected a
portion of the source of the distributions as a return of capital
and
"investment income." Please provide the basis for attributing the excess to investment income and operating cash flows in such periods.
63. We note from footnote 4 of table III concerning account 12/98 that an unconsolidated subsidiary made distributions of approximately
$32 million in 2000, $34 million in 2001, $29 million in 2002 and
$11
million in 2003.  Please tell us the nature of these
distributions,
for example, whether they were a result of sales of properties or
income generated on mortgages.   Further, please tell us the
identity
of this subsidiary, the relationship to the parent and the business purpose of the contribution.
64. As it relates to Table III, please revise your disclosure to explain significant differences between net income on a GAAP basis and taxable income as required by Instruction 4 to Table III.
65. Table III requires information for programs which closed within the last five years. Tell us why you have included information for only five prior programs given that information provided in table II appears to contain information for 14 programs that have closed in the last three years.

Special Notice to Pennsylvania Investors, page 132
66. Please tell how the provisions for returning funds to Pennsylvania investors in the event the minimum threshold applicable to them is not reached complies with your obligation to promptly return investor funds pursuant to Rule 10b-9 of the Exchange Act. We note that there is a 10-day period upon which you use to give notice to Pennsylvania investors that they are entitled to a refund and that the funds would not be returned until some point after the 10 day period.

Part II

Other Expenses-Page II-1
67. Tell us who the "wholesalers" are and what services they will provide the company.

Recent Sales of Unregistered Securities
68. Disclose the facts relied upon in claiming the Section 4(2) exemption for the issuance of securities in the merger.

Exhibits
69. Please note that the legal and tax opinion must be filed prior to effectiveness of the registration statement. We may have further comment once these items are filed.

Appendix A
70. We note that you may deliver this prospectus electronically to some investors. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance.
71. Tell us whether you have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement.
Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron at 202-551-3439 or  Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Charito A. Mittelman at 202-551-3404 or me at 202-
551-
3495 with any other questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Robert H. Bergdolt, Esq. (via facsimile)
	DLA Piper Rudnick Gray Cary U.S. LLP





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Charles J. Schreiber, Jr.
KBS Real Estate Investment Trust, Inc.
July 22, 2005
Page 1